Management’s Discussion and Analysis
For the period ended March 31, 2010

Genco Resources Ltd.

TSX: GGC

Suite 550 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: 604-682-2205
Fax: 604-682-2235

Dated: May 14, 2010

May 14, 2010

Introduction

For the purpose of this Management Discussion and Analysis (“MD&A”), the terms “the Company” and “Genco”, refer to Genco Resources Ltd. The information provided in this MD&A is supplemented by disclosure contained within the Company's Consolidated Financial Statements for the period ended March 31, 2010 and Audited Consolidated Financial statements for the year ended December 31, 2009, and Genco's Annual Information Form for the year ended December 31, 2009 available on the SEDAR website: www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

Genco's MD&A may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian Securities Regulatory Authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Genco does not intend, and does not assume any obligation, to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Qualified Person

Technical information contained in this MD&A has been prepared by or under the supervision of the Company's independent mining consultant, Glenn Clark, P.Eng., a „Qualified Person' for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators.

Genco Resources Ltd.	2010 Q1 MD&A

Financial Performance and Highlights

  Sales for the quarter ended March 31, 2010 were $Nil as La Guitarra Mine remained closed.

  During the quarter ended March 31, 2010, Genco completed an oversubscribed private placement for gross proceeds of $4,773,960 and issued 13,261,000 common shares and 5,992,927 share purchase warrants.

Overview

Genco is engaged in silver and gold mining, and related activities, which include exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration properties in Canada, Mexico and the United States.

Genco remains focused on developing its core asset, the producing La Guitarra silver-gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra Mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day.

In December 2009, Genco announced completion of its feasibility study, which evaluated a ten-fold expansion of Genco's existing mining operations at La Guitarra Mine, and elsewhere within the Temascaltepec Mining District, to 3,000 tonnes per day. The Study was prepared by Kappes, Cassiday and Associates (“KCA”).

In January 2010, Genco released results of an updated resource and reserve audit for its La Guitarra silver/gold mine and Temascaltepec Mining District. The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling both on surface and from underground, and ore body modelling.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources, and the discovery of new areas of mineralization.

Outlook

An illegal walkout and subsequent blockade by former employees of La Guitarra's mining contractor, SIMSA, halted production at Genco's La Guitarra Mine in late October 2008. Although the Company and former employees resolved the dispute in November 2009, commercial scale underground mining operations have not resumed at La Guitarra.

Following the restoration of access to La Guitarra the Company worked to bring two permits, which had been suspended during the blockade due to lack of site access for inspections, up to date. La Guitarra has now received notification from the relevant agencies of the Mexican Government that these permits are in good standing. Currently La Guitarra is waiting on paperwork from the Mexican Military which will allow the purchase of explosive for use in underground operations. La Guitarra has a valid explosives permit and does not anticipate significant delays in obtaining the authorization to purchase explosives.

Genco Resources Ltd.	2010 Q1 MD&A

During the month of May 2010 the La Guitarra mill was restarted and La Guitarra is currently milling ore from existing stockpiles and dumps on a limited basis. Although the ore being milled is considered low grade, current metal prices combined with low associated mining and milling costs make the processing of this material economically attractive. When La Guitarra receives all paperwork necessary to purchase explosives it is anticipated this low grade ore will be displaced by higher grade mined ores as underground mining ramps up.

It is expected that during the second quarter of 2010 La Guitarra will receive the authorization to purchase explosives and will resume commercial scale underground mining operations. Currently there are developed areas within La Guitarra Mine which will allow limited underground production to resume almost immediately after the ability to purchase explosives is secured. Production and development plans for La Guitarra anticipate underground production to be sufficient within three months of the restart of mining activity to operate La Guitarra mill two shifts per day and to operate the mill at full capacity, or three shifts a day, within twelve months.

Genco does not expect to reach profitable levels of production at La Guitarra immediately, but does anticipate losses will be reduced significantly with the restart of mining operations. The Company will continue to focus on controlling costs and discretionary expenditures in an effort to achieve sustainable profitability as soon as possible.

In the future Genco will consider expanding the mining and milling operations at La Guitarra Mine, as recommended by the feasibility study, which examined the construction of a new cyanide leach plant, expansion of the existing La Guitarra Mine, development of new underground mining centres and surface mining operations.

In the feasibility study, projected pre-production capital costs for the construction of a new mill and mine development are USD $148.7 million, which includes taxes, contingencies and working capital totalling USD $40.4 million. Estimated pre-tax cash flows over the initial 9-year project life are USD $125.2 million after capital recovery, resulting in a pre-tax 20% internal rate of return. The provisional time for project pay back is 3.6 years at the Study's metal price averages. The estimated net present value of the project is USD $74.8 million using a 5% discount rate. The Study used average metal prices of USD $14 per ounce for silver and USD $800 per ounce for gold for all cash flow and pay back estimates.

Over the estimated 9-year life of the current mineral reserve, KCA projects an average mining cost of USD $11.54 per tonne of ore for surface mining and USD $39.65 per tonne of ore for underground mining. Both average costs per tonne include waste movement and development. The average process cost is estimated at USD $17.82 per tonne of ore, and general & administrative costs are estimated to be USD $2.22 per tonne of ore. The total average cost is estimated at USD $38.40 per tonne of ore from all sources. Estimated costs are USD $8.32 per equivalent ounce of silver, or USD $475.62 per equivalent ounce of gold.

All equipment costs in the study were estimated by KCA using new equipment, and no provision has been made for any potential cost reductions should good used equipment become available. Estimated metal recoveries are 92% for silver and 90% for gold based on metallurgical test work conducted by KCA on several different bulk samples and ore from all identified deposits.

Genco continues to evaluate several scenarios for La Guitarra Mine, taking into consideration metal prices, financing options and optimizing return on investment. In the long-term, the Company's primary focus is significant production expansion of La Guitarra Mill and Mine. Genco does not plan further investments in exploration, development and infrastructure until after production has restarted at La Guitarra. Any additional financing to fund mine and mill expansion will be completed as needed.

Genco Resources Ltd.	2010 Q1 MD&A

Results of Mine Operations

In late October 2008, former employees of Genco's primary mining contractor, SIMSA, closed La Guitarra Mine by blocking mine access. The dispute was resolved in November 2009; however, production has not restarted. The Company had no production during the three month period ended March 31, 2010.

Exploration and Mine Development

Exploration

Within the Temascaltepec Mining District the Company has adopted a systematic approach to exploration, which involves the identification of potential economic mineralization through underground and surface sampling followed by drill testing priority targets.

Genco has completed over 85,000 metres of core and reverse circulation drilling since August 2006. Initial drilling focused on developing reserves and resources near the existing La Guitarra Mine. The Company has conducted additional drilling in the areas of Mina de Agua, Nazareno and Coloso with economic ore bodies identified in each of these areas. Genco estimates that less than 5% of the identified vein system has been drill tested to date.

At this time, Genco does not have any plans for new exploration drilling until market conditions improve, or operating cash flows can fund new exploration drilling.

Mine Development

With an envisioned production expansion of up to 3,000 tonnes per day, Genco expects to develop three or more new underground production centres and one surface production centre. During the period ended March 31, 2010, Genco did not undertake any development work at La Guitarra. Genco has curtailed all non-essential capital expenditures until La Guitarra reopens.

Results of Operations

Total assets were $40,076,834 at March 31, 2010, an increase of $3,021,836 compared with December 31, 2009. This increase reflects the proceeds from financing activities undertaken during the quarter.

On March 31, 2010, current assets were $7,037,545, an increase of $3,120,701 compared with December 31, 2009. On March 31, 2010, Genco had net working capital of $2,489,563, an increase of $3,110,274 compared with December 31, 2009. The improvement in working capital is a result of financing activities during the period. On March 31, 2010, current liabilities were $4,547,982, a slight increase over December 31, 2009.

Genco Resources Ltd.	2010 Q1 MD&A

Long-term liabilities were $6,637,607 on March 31, 2010, an increase of $71,622 from December 31, 2009. This increase is attributable primarily to increases in the asset retirement obligation and future income taxes.

Due to the mine closure, the Company generated no sales or gross profits during the three month period ended March 31, 2010 or for the comparable period for the prior year. Genco's net loss for the three month period ended March 31, 2010 was $1,481,896, compared with a gain of $592,482 during the three month period ended March 31, 2009. During the three month period ended March 31, 2009 Genco recognized one-time gains related to financial instruments totalling $2,015,364, which significantly affected the results for that quarter.

During the three month period ended March 31, 2010 administration expenses decreased $31,412 to 591,289 while costs in Mexico increased $192,087 to $710,069 as increased labour and other costs were incurred for the restart of operations at La Guitarra.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

		Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,
		2009	2009	2009	2009	2008	2008	2008
	$	$	$	$	$	$	$	$
Revenue	Nil	382	Nil	Nil	Nil	479	1,789	2,263
Operating profit (loss)	Nil	339	Nil	Nil	Nil	(1,929)	554	912
Net income (loss)	(1,482)	(14,617)	(1,488)	204	592	(6,788)	(894)	(1,023)
Earnings (loss) per share	(0.02)	(0.20)	(0.02)	0.00	0.01	(0.17)	(0.02)	(0.02)
Earnings (loss) per share*	(0.02)	(0.20)	(0.02)	0.00	0.01	(0.17)	(0.02)	(0.02)
*Fully diluted

During the quarter ended March 31, 2010, the Company continued to report significant losses as a result of the continued closure of La Guitarra. Genco expects losses to continue until such time as La Guitarra resumes production at or near the operating levels prior to the mine closure.

Liquidity and Capital Resources

On March 31, 2010, the Company had cash reserves of $4,046,798, current assets of $7,037,545 and working capital of $2,498,563. The Company believes current cash reserves are sufficient to reopen La Guitarra and meet other known financial obligations.

During the three month period ended March 31, 2010, Genco completed an oversubscribed private placement of 13,261,000 units at a price of $0.36 per unit for gross proceeds of $4,773,960 and net proceeds of $4,267,261. As part of this placement the Company issued 13,261,000 common shares and 5,992,927 warrants with an exercise price of $0.45 which expire between February 12, 2012 and March 10, 2012.

Genco Resources Ltd.	2010 Q1 MD&A

During the period the Company received notice that the Mexican tax authorities had issued a tax reassessment for approximately $3,100,000. La Guitarra is appealing the reassessment and as part of the appeal process may be required to post a bond for the amount of the reassessment or collateral in an amount potentially in excess of the amount of the reassessment.

The following table summarizes the Company's contractual obligations on March 31, 2010:

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long-Term Debt	$1,019,200	$509,600	$509,600	$Nil	$Nil
Capital Lease Obligations	265,579	164,072	101,508	Nil	Nil
Operating Leases	3,790	3,790	Nil	Nil	Nil
Other Long-Term Obligations	110,216	Nil	Nil	Nil	110,216
Total Contractual Obligations	$1,398,785	$677,462	$611,108	$Nil	$110,216

Long-term debt consists of debt incurred to purchase La Guitarra Mine and Mill. Leases include office equipment and office space. Other long-term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico.

In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, Genco will need to raise additional funds. Other than items disclosed elsewhere in this MD&A and associated financial statements at this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in MD&A, during the period ended March 31, 2010, the Company paid or accrued a total of $67,500 in consulting fees to directors and a company controlled by a director (December 31, 2009 - $450,352). Also, during the period the Company completed a private placement at a price of $0.36 per unit of which a director subscribed for 5,150,290 common shares and 500,000 warrants.

Included in accounts payable at the period ended is $Nil owing to directors and officers of the Company (December 31, 2009: $134,709).

Genco Resources Ltd.	2010 Q1 MD&A

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Critical Accounting Policies

The Company summarized its critical accounting policies in Note 2 to its audited consolidated financial statements. In the preparation of its consolidated financial statements, Genco uses Canadian GAAP, which requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Management bases its estimates on knowledge of current events and actions that the Company may undertake in the future; actual results may differ from these estimates.

Future Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB announced 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

The conversion to IFRS from Canadian GAAP may materially affect the Company's reported balance sheet and statements of loss, comprehensive loss and deficit and will affect the Company's accounting policies and internal controls over financial reporting. The Company has developed a conversion plan consisting of three key stages including: scoping and planning, design and build and implementation and reviewing.

The project scoping and planning stage has been completed. The initial assessment was completed with the assistance of external advisors and outlines the significant differences between Canadian GAAP and IFRS and rates the impact of each of the differences on the Company's financial statements. To date the Company has identified mineral resources, property plant and equipment, impairment of assets, foreign currency translation of the results of the Company's foreign subsidiaries, asset retirement obligations, future income taxes and share based payments as key areas where the adoption of IFRS may have a material impact on the Company's financial reporting.

The design and build stage, which includes completing an assessment of the quantified effects of the anticipated changes to the Company's IFRS opening balance sheet and the preparation of draft financial statements under IFRS, is currently under way and the Company is assessing the available elections under IFRS to determine the effect of each election to the Company. The Company still expects the design and build stage to be completed in the third quarter of 2010.

The implement and review stage will proceed concurrently with the design and build stage and will include the implementation of new accounting policies under IFRS, the finalization of IFRS compliant financial statements and making appropriate changes to business and reporting processes for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

Genco Resources Ltd.	2010 Q1 MD&A

The Company has and continues to provide training seminars to its accounting staff and has hired additional accounting staff to assist with the transition. The Company continues to monitor the development of the standards as issued by the International Accounting Standards Boards and to determine any impact on the assessments done to date. Regular reporting will occur to management and the Audit Committee of our Board of Directors.

Financial Instruments and Other Instruments

Genco's financial instruments consist of cash, accounts receivable, note receivables, accounts payable, accrued liabilities, and long-term debt. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted. It is management's opinion that the Company is exposed to significant interest, currency, liquidity, credit or price risks as follows:

Currency Risk

Genco is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States Dollars and its cost of sales is incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the United States Dollar and the Mexican Peso could have an effect on the Company's results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. Financial instruments that subject the Company to a concentration of currency risk are accounts and taxes receivable, accounts payable, accrued liabilities and long-term debt.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments which potentially subject Genco to credit risk consist of cash and accounts receivable. Genco deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

Genco's accounts receivable are derived primarily from input tax credits receivable and trade receivables for mineral sales. Genco will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Genco manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. Genco has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In general, Genco attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

Genco Resources Ltd.	2010 Q1 MD&A

Additional Disclosure Requirements

Disclosure Controls and Procedures

Genco designed its disclosure controls and procedures to ensure that information that is required to be disclosed under Canadian securities requirements is recorded, processed, summarized and reported within the time periods specified and is communicated to Management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Genco's Management, with the participation of its Chief Executive Officer and Chief Financial  Officer, has evaluated the design and effectiveness of the Company's disclosure controls and procedures, as defined and required by the Canadian Securities Administrators. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Genco's disclosure controls and procedures were effective as the end of the period covered by this report.

Management's Annual Report on Internal Control over Financial Reporting

The Company's Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate control over financial reporting. Under the supervision of the Company's Chief Financial Officer, Genco has designed its internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of financial statements for external reporting in accordance with GAAP.

Under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of the Company's internal controls over financial reporting using the framework and criteria established in Internal Controls – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes in Internal Control over Financial Reporting

There have been no changes in Genco's internal control over financial reporting during the period ended March 31, 2010 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Disclosure of Outstanding Share Data

The Company has an unlimited number of common shares authorized, with 90,277,626 outstanding on March 31, 2010 and the date of this MD&A. On March 31, 2010, options to purchase 3,879,582 common shares and warrants to purchase 33,693,504 common shares were outstanding. As of the date of this MD&A, options to purchase 3,797,582 common shares and warrants to purchase 33,693,504 common shares were outstanding.

Genco Resources Ltd.	2010 Q1 MD&A